Shareholder Meeting Results
(Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against	Abstentions

25,824,442	1,133,136		956,228

All tabulations are rounded to the nearest whole number.